11017316

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 28 2011

SEC FILE NUMBER
8- 49475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.H. Hill Securities, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7821 FM 1960 E, Suite B
(No. and Street)

Humble,	TX	77346
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dan Hill (832) 644-1852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reimer, McGuinness & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

6610 Malibu Drive	Houston,	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.H. Hill Securities, LLLP, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vickie Gale Moore
My Commission Expires
04/18/2014
NOTARY PUBLIC STATE OF TEXAS

Dan Hill
Signature

President of General Partner
Title

Vickie Gale Moore
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CONTENTS

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INDEPENDENT AUDITORS' REPORT

To the Partners
D. H. Hill Securities, LLLP
Humble, Texas

We have audited the accompanying statements of financial condition of D. H. Hill Securities, LLLP (the "Partnership") as of December 31, 2010 and 2009, and the related statements of operations, changes in partners' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. H. Hill Securities, LLLP as of December 31, 2010 and 2009, and the results of its operations, changes in partners' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reimer, McGuinness & Associates, P.C.

Houston, Texas
February 15, 2011

D. H. HILL SECURITIES, LLLP
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 26,283	$ 17,274
Investments	19,957	16,669
Commissions receivable	64,586	11,290
Marketing fees receivable	6,868	9,407
Total Current Assets	117,694	54,640
Furniture and equipment, net of accumulated depreciation of $67,630 and $66,274 and at December 31, 2010 and 2009, respectively	2,098	3,454
Total Assets	$ 119,792	$ 58,094
Liabilities		
Accounts payable	$ 7,794	$ -
Commissions payable	50,084	8,687
Total Liabilities	57,878	8,687
Partners' Equity	61,914	49,407
Total Liabilities and Partners' Equity	$ 119,792	$ 58,094

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Operations
For Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commissions	$ 751,438	$ 832,459
Interest	-	3
Unrealized gains (losses)	3,288	(4,112)
Other	25,611	25,005
Total Revenues	780,337	853,355
Expenses		
Commissions	520,667	604,386
General and administrative	247,163	255,088
Total Expenses	767,830	859,474
Net Income (Loss)	$ 12,507	$ (6,119)

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Changes in Partners' Equity
For Years Ended December 31, 2010 and 2009

	General Partner's Equity	Limited Partner's Equity	Total Partner's Equity
Balance, December 31, 2008	$ 13,089	$ 42,437	$ 55,526
Net income	(122)	(5,997)	(6,119)
Partners' withdrawals	-	-	-
Balance, December 31, 2009	$ 12,967	$ 36,440	$ 49,407
Net income	250	12,257	12,507
Partners' withdrawals	-	-	-
Balance, December 31, 2010	$ 13,217	$ 48,698	$ 61,914

See Independent Auditors' Report and Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statements of Cash Flows
For Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net Income (Loss)	$ 12,507	$ (6,119)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	1,356	1,357
Decrease (increase) in commissions and accounts receivable	(53,296)	19,027
Decrease (increase) in marketing fees receivable	2,539	(9,407)
Unrealized (gain) loss on securities	(3,288)	4,112
Increase (decrease) in accounts payable	7,794	(2,600)
Increase (decrease) in commissions payable	41,397	(14,676)
Net cash provided by (used in) operating activities	9,009	(8,306)
Net increase (decrease) in cash	**9,009**	(8,306)
Cash and cash equivalents, beginning of year	17,274	25,580
Cash and cash equivalents, end of year	$ 26,283	$ 17,274

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

D. H. Hill Securities, LLLP (the "Partnership") is a Humble, Texas based broker and dealer of securities registered with the Securities and Exchange Commission (the "SEC") and a dealer in securities under the Securities Exchange Act of 1934. The Partnership was registered as a Limited Liability Partnership in 1996 and commenced operations on June 10, 1996. On December 20, 2002, the Partnership filed a Certificate of Amendment to change the name of the Limited Liability Partnership from First Financial United Investments, Ltd., L.L.P. to D. H. Hill Securities, LLP. In 2010 the Partnership filed a Certificate of Amendment to change the name of the partnership from D.H. Hill Securities, LLP to D.H. Hill Securities, LLLP. Substantially all of the Partnership's customers are located in Texas and Florida. The Partnership is a member of the Financial Industry Regulatory Authority (the "FINRA") and Securities Investors Protection Corporation (the "SIPC").

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made in the prior year financial statements to conform to the 2010 financial statement presentation.

Commission Revenue

The firm offers securities on an application basis. As such, the Partnership does not hold or deliver securities or funds for any of its customers. The Partnership recognizes commission revenue on a trade date basis.

Commission Expense

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Expenditures for major renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

At December 31, 2010 and 2009, furniture and equipment consists of the following:

	2010	2009
Machinery and Equipment	$ 35,964	$ 35,964
Furniture and Fixtures	33,764	33,764
Total Property and Equipment	69,728	69,728
Less: Accumulated Depreciation	(67,630)	(66,274)
Property and Equipment, Net	$ 2,098	$ 3,454

Income Taxes

Federal income taxes have not been provided for in the accompanying financial statements as the income of the Partnership is included in the respective Partners' individual federal tax returns.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions and Marketing Fees Receivable

Commissions and marketing fees receivable are recorded at net realizable value, which approximates fair value. Specific allowance is made for known doubtful accounts. There was no allowance for doubtful accounts as of December 31, 2010.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Marketable securities consist of stock which is classified as trading securities and is reported at fair value. Unrealized gains and losses are reported as part of earnings. The Company uses the specific identification method in determining realized gains and losses on sales of securities.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Partnership has a verbal agreement with a corporation which is 100% owned by the limited partner of the Partnership, whereby the corporation can bill the Partnership monthly for general and administrative services, including employee costs, if the corporation chooses to do so. The Partnership paid $172,700 and $156,900 during the years ended December 31, 2010 and 2009 respectively.

NOTE 3 – FINANCIAL INSTRUMENTS AND CREDIT RISK

Financial instruments that potentially subject the Partnership to credit risk consist primarily of cash and accounts receivable. The Partnership maintains its cash with major banks, and the amounts exceed the insured limit of $250,000 from time to time. The terms of these deposits are on demand to minimize risk. The Partnership has not incurred losses related to these deposits.

The Partnership's receivables were due from commissions earned from the trade of securities and consulting services. Although the Partnership is directly affected by the stock brokerage industry, management does not believe a significant credit risk existed at December 31, 2010 and 2009. For the year ended December 31, 2010, twenty customers accounted for 33% of revenues, each with at least one percent of sales. For the year ended December 31, 2009, twenty customers accounted for 52% of revenues, each with at least one percent of sales.

NOTE 4 – MINIMUM NET CAPITAL BACKGROUND

Pursuant to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, the Partnership is required to maintain a minimum net capital balance, as defined under such Rule, of $5,000 and a ratio of aggregate indebtedness to net capital, as defined under such rule not to exceed 15 to 1.

The Partnership's net capital exceeded the required net capital by $29,851 and $24,538 at December 31, 2010 and 2009, respectively. The Partnership's ratio of indebtedness to net capital was to 1.66 to 1 and 0.29 to 1 at December 31, 2010 and 2009, respectively.

NOTE 5 – MARKETABLE SECURITIES

Marketable securities consist of shares of domestic equity securities, with a cost basis of $13,036 at both December 31, 2010 and 2009. Fair value of marketable securities at the end of the periods consists of the following:

Fair value at January 1, 2009	$ 20,781
Unrealized loss for 2009	(4,112)
Fair value at December 31, 2009	16,669
Unrealized gain for 2010	3,288
Fair value at December 31, 2010	$ 19,957

NOTE 6 – FAIR VALUE MEASUREMENTS

The Partnership has adopted *Accounting Standards Codification (ASC) 820: Fair Value Measurements and Disclosures*, which among other things, requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchal disclosure framework which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy established under ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to observable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted, quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

Level 2 – Inputs, excluding those included in Level 1, are either observable prices for identical assets or liabilities in active markets, observable prices for similar assets and liabilities, or other inputs derived principally from, or corroborated by, observable market data at the measurement date.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

NOTE 6 – FAIR VALUE MEASUREMENTS (continued)

Domestic equities are valued at the quoted market price of shares held by the Partnership at year end.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2010:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
U.S. equities	$ 19,957	$ -	$ -
Total Assets at Fair Value	$ 19,957	$ -	$ -

The following table sets forth by level, within the fair value hierarchy, the Partnership's assets at fair value as of December 31, 2009:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
U.S. equities	$ 16,669	$ -	$ -
Total Assets at Fair Value	$ 16,669	$ -	$ -

All of the Partnership's investments are exchange traded domestic equities, and are categorized as Level 1 at both December 31, 2010 and 2009.

D. H. HILL SECURITIES, LLLP
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2010 and 2009

	2010	2009
Computation of Net Capital:		
Total partners' equity (from Statement of Financial Condition)	$ 61,914	$ 49,407
Total partners' equity qualified for net capital	$ 61,914	$ 49,407
Deductions: (Non-Allowable)		
Property and equipment, net	2,098	3,454
Commissions receivable in excess of commissions payable	14,502	2,603
Haircuts on securities pursuant to 15c3-1(f)	2,994	2,500
Other receivables (marketing fees receivable)	6,868	9,407
Petty cash	100	100
CRD Cash	501	1,805
Net capital	$ 34,851	$ 29,538
Computation of Aggregate Indebtedness:		
Total aggregate liabilities	$ 57,878	$ 8,687
Total aggregate indebtedness	57,878	8,687
Percentage of aggregate indebtedness to net capital	166.07%	29.41%
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	3,859	579
Minimum dollar net capital requirement	5,000	5,000
Net capital requirement (greater of above amounts)	5,000	5,000
Excess net capital	29,851	24,538
Reconciliation with Company's Computation:		
(included in Part II of Form X - 17A-5 as of December 31, 2010)		
Net capital, reported in Company's Part II FOCUS Report (unaudited)	34,756	29,103
Audit adjustments:		
2009 FOCUS report has $348 in accrued liabilities not on audited financials		348
Adjustment to cash balance (Money Market account)	8	-
Adjustment to record cash balance in Ameritrade account	87	87
Net capital per above	$ 34,851	$ 29,538

See Independent Auditors' Report and Notes to Financial Statements.

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

At December 31, 2010, exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3(k) (2) (ii), since, it is an introducing broker and dealer.

Reimer, McGuinness & Associates, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
D. H. Hill Securities, LLLP
Humble, TX 77346

In planning and performing our audit of the financial statements and supplemental schedules of D. H. Hill Securities, LLLP for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6610 Malibu Drive · Houston, Texas 77092 · 713.590.3000 · Fax 713.590.3020 · www.rma-cpa.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we noted the following matters involving the control procedures and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of D. H. Hill Securities, LLLP, for the year ended December 31, 2010 and this report does not affect our report thereon dated February 15, 2011. Due to the size of the organization, there are insufficient personnel to segregate key accounting functions on a cost effective basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reimer, McGuinness & Associates, P.C.

Houston, TX
February 15, 2011